
Mail Stop 3561

June 19, 2018

Michael J. Wortley
Executive Vice President and Chief Financial Officer
Cheniere Energy Partners, L.P.
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re: Cheniere Energy Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed June 15, 2018**
> **File No. 333-225684**

Dear Mr. Fusco:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara Ransom
                                        Assistant Director
                                        Office of Consumer Products